Exhibit 21.1
Table of Subsidiaries of Registrant

Name	Jurisdiction of Incorporation
H&E Finance Corp.	DE
GNE Investments, Inc.	WA
Great Northern Equipment, Inc.	MT
H&E California Holdings, Inc.	CA
H&E Equipment Services (California), LLC.	DE
H&E Equipment Services (Mid-Atlantic), Inc.	VA